Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 1, 2018

MorphoSys to Present Data on Investigational Drugs MOR208 and MOR202 in Various Blood Cancer Indications at ASH 2018 Meeting

•	MOR208 (L-MIND): Interim data from phase 2 L-MIND study of MOR208 plus lenalidomide in 81 patients with relapsed/refractory DLBCL accepted for oral presentation

•	MOR208 (COSMOS): First data from exploratory phase 2 COSMOS study of MOR208 plus venetoclax in relapsed/refractory CLL/SLL accepted as poster presentation

•	MOR202: Results from phase 1/2a trial of MOR202 plus low-dose dexamethasone (dex) or pomalidomide/dex or lenalidomide/dex in relapsed/refractory multiple myeloma accepted for oral presentation

•	Investor event to be held after the ASH 2018 Meeting, on December 5, 2018 in New York

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) today announced the presentation of data on its investigational hemato-oncological drug candidates MOR208 and MOR202 at the upcoming 60th American Society of Hematology (ASH) 2018 Annual Meeting, taking place from December 1-4, 2018 in San Diego, California. All three abstracts submitted to ASH 2018 were accepted, resulting in two oral and one poster presentation.

“This year’s ASH Meeting will see a number of important updates from our investigational compounds in various blood cancer indications,” said Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “We are particularly excited that we have been selected to present updated preliminary results on all 81 enrolled patients in the L-MIND study, in an oral presentation at ASH. This study is designed to evaluate efficacy and safety of our Fc-enhanced CD19 antibody MOR208 in combination with lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Based on the U.S. FDA breakthrough therapy designation received last year, we are committed to developing MOR208 plus lenalidomide as a new treatment option for patients with r/r DLBCL, where there is a particularly high unmet medical need.”

Details about MorphoSys’s abstracts accepted for presentation at ASH 2018:

Single-Arm Phase II Study of MOR208 Combined with Lenalidomide in Patients with Relapsed or Refractory Diffuse Large B-Cell Lymphoma: L-Mind

The oral presentation will include clinical data from all 81 patients enrolled in the ongoing phase 2 L-MIND study of the investigational Fc-enhanced CD19 antibody MOR208 plus lenalidomide in adult patients with r/r DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT).

Abstract publication number: 227

Session name: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell

Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials”

Session date and time: Saturday, December 1, 2018, 4:00pm-5:30pm PST

Presentation time: 5:00pm PST

Room: Marriot Marquis San Diego Marina, Pacific Ballroom 20, San Diego, California.

Two-Cohort Phase II Study in R/R CLL (COSMOS): First Preliminary Safety and Efficacy Results of anti-CD19 MOR208 Treatment in Combination with Venetoclax in Patients Who Discontinued Prior BTK Inhibitor Therapy

The poster presentation will include preliminary safety and efficacy results from the phase 2 trial COSMOS of the investigational Fc-engineered CD19 antibody MOR208 in combination with venetoclax in patients with relapsed/refractory CLL/SLL who discontinued a prior BTK inhibitor therapy.

Abstract publication number: 4433

Session name: 642. CLL: Therapy, excluding Transplantation: Poster III

Presentation date and time: Monday, December 3, 2018, 6:00pm-8:00pm PST

Location: San Diego Convention Center, Hall GH, San Diego, California.

MOR202 with Low-Dose Dexamethasone (Dex) or Pomalidomide/Dex or Lenalidomide/Dex in Relapsed or Refractory Multiple Myeloma (RRMM): Primary Analysis of a Phase I/IIa, Multicenter, Dose-Escalation Study

The oral presentation will include results from the phase 1/2a trial of the investigational CD38 antibody MOR202 alone, MOR202 in combination with pomalidomide and MOR202 in combination with lenalidomide, each together with low-dose dexamethasone, in relapsed/refractory multiple myeloma (MM).

Abstract publication number: 153

Session name: 653. Myeloma: Therapy, excluding Transplantation: Novel Antibody Combinations in Myeloma

Session date and time: Saturday, December 1, 2018, 12:00pm-1:30pm PST

Presentation Time: 12:30 pm PST

Room: Marriot Marquis San Diego Marina, Pacific Ballroom 7, San Diego, California.

In addition to the presentations, the abstracts will also be published online in the November supplemental issue of Blood. Additional information, including the abstracts can be found in the online meeting program at www.hematology.org.

MorphoSys will hold an investor & analyst event after the 60th American Society of Hematology (ASH) Annual Meeting 2018 on December 5, 2018, 10:00am EST (3:00pm GMT, 4:00pm CET) in New York.

The presentation, a live webcast and a replay of the webcast will be made available at http://www.morphosys.com.

About MorphoSys

MorphoSys is a late-stage biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the progression of and upcoming data presentations from the L-MIND trial with MOR208 plus lenalidomide as well as the COSMOS trial of MOR208 and idelalisib or venetoclax in CLL/SLL as well as in connection with MOR202 and pomalidomide or lenalidomide, each combined with dexamethasone and the development in multiple myeloma. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that the assumptions including the progression of and upcoming data presentations from the L-MIND trial with MOR208 plus lenalidomide as well as the COSMOS trial of MOR208 and idelalisib or venetoclax in CLL/SLL as well as in connection with MOR202 and pomalidomide or lenalidomide, each combined with dexamethasone and the development in multiple myeloma are false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com